Exhibit 99.1

GRUPO AEROMEXICO, S.A.B. DE C.V.

Lucero Medina

aminvestorrelations@aeromexico.com

Grupo Aeroméxico announces the resolutions approved at the Ordinary

General Shareholders’ Meeting held on January 7, 2026.

Mexico City, January 8, 2026. Grupo Aeroméxico, S.A.B. de C.V. (“Aeroméxico”) (NYSE, BMV: AERO), announced today that the Shareholders’ Meeting held on January 7, 2026 (the “Meeting) approved the following resolutions and considered the following matters:

Ordinary General Meeting

Summary of Resolutions

1.

It was resolved to accept the resignation of Mr. Glen Hauenstein as Non-Independent Member of the Company’s Board of Directors, for all applicable legal purposes, and consequently to revoke his appointment as Non-Independent Member of the Board of Directors, effective as of the date of the Meeting.

2.

It was resolved that, as a result of the resignation described above, and pursuant to the corporate right granted to the Company’s “Strategic Partner,” Delta Air Lines, Inc., and in substitution of Mr. Glen Hauenstein, the Meeting, following a proposal by the Nominations and Compensation Committee, approved the appointment of Mr. Peter W. Carter as Non-Independent Member of the Company’s Board of Directors, effective as of the date of the Meeting. The foregoing, recognizing that such appointment was made by Delta Air Lines, Inc., designated as the Company’s “Strategic Partner” pursuant to Article Thirty-First, subsection (g) of the Company’s bylaws.

3.

It was resolved to appoint Mr. Michael J. Wartell as a new Member, in an independent capacity, of the Company’s Board of Directors, following the proposal made by the Nominations and Compensation Committee.

4.

As a result of the appointments described above, the Meeting took note and acknowledged that the Company’s Board of Directors is comprised, effective as of January 7, 2026, as follows, with no alternate directors appointed as of the date of the Meeting:

Board Members

Francisco Javier de Arrigunaga Gómez del Campo

Andrés Borrego y Marrón

Peter W. Carter

Andrés Conesa Labastida

Antonio Cosío Pando

Luis Fernando Gerardo De la Calle Pardo

Valentín Diez Morodo

Jorge Esteve Recolons

Bogdan Ignashchenko

Donald Lee Moak

Antoine George Munfakh

Eduardo Tricio Haro

Jorge Andrés Vilches Martínez

Michael J. Wartell

5.

The new member of the Board of Directors, Mr. Michael J. Wartell, was classified as independent, and consequently it was noted that, as of the date of the Meeting, the independent directors are Messrs. Francisco Javier de Arrigunaga Gómez del Campo, Luis Fernando Gerardo de la Calle Pardo, Donald Lee Moak, Jorge Andrés Vilches Martínez, and Michael J. Wartell.

6.

The Meeting appointed the following individuals as special delegates: Ernesto Gómez Pombo, Daniel Martínez Martínez, Cristina Toledo Guerrero, Alejandro Sainz Orantes, Santiago Alessio Robles Seguí, Bárbara Macías Ávila, and Diego Aracén Irabién.

About Grupo Aeroméxico

Grupo Aeroméxico, S.A.B. de C.V. is a holding company whose subsidiaries are engaged in commercial aviation in Mexico and in the promotion of passenger loyalty programs. Aeroméxico, Mexico’s global airline, has its main hub at Terminal 2 of the Mexico City International Airport. Its destination network spans Mexico, the United States, Canada, Central America, South America, Asia, and Europe. The Group’s current operating fleet includes Boeing 787 and 737 aircraft, as well as Embraer 190 aircraft. Aeroméxico is a founding member of SkyTeam, an alliance celebrating 25 years and offering connectivity in more than 145 countries through its 18 member airlines.

www.aeromexico.com www.skyteam.com

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